Exhibit 2

BIOLINERX LTD. For the Extraordinary General Meeting of Shareholders to be held on December 19, 2013 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
The undersigned shareholder of BioLineRx Ltd. (the “Company”) hereby appoints David Marcus and/or Raziel Fried, and each or either of them, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote, as designated below, all of the ordinary shares of the Company which the undersigned is entitled in any capacity to vote at the Extraordinary General Meeting of the shareholders of the Company which will be held at the offices of the Company at 19 Hartum St., Har Hotzvim, Jerusalem, Israel, on December 19, 2013 at 11:00 a.m. (local time), and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)	See Reverse Side

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

BIOLINERX LTD.

December 19, 2013

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN. IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS HEREIN.

Please mark your vote as in this example ☒

1.	TO APPROVE the Company’s Executive Compensation Policy for directors and officers.	FOR ☐	AGAINST ☐	ABSTAIN ☐

Do you have a “Personal Interest” (as defined in the Proxy Statement) with respect to the subject matter of this proposal? (Please note: if you do not mark either “Yes” or “No” your shares will not be voted on Proposal 1)
		YES ☐	NO ☐

2.	TO APPROVE an increase in the annual salary of Dr. Kinneret Savitsky, the Company’s Chief Executive Officer, to NIS 900,000	FOR ☐	AGAINST ☐	ABSTAIN ☐

Do you have a “Personal Interest” (as defined in the Proxy Statement) with respect to the subject matter of this proposal? (Please note: if you do not mark either “Yes” or “No” your shares will not be voted on Proposal 2)
		YES ☐	NO ☐

3.	TO AUTHORIZE the Board of Directors to approve the potential payment of bonuses to Dr. Kinneret Savitsky, the Company’s Chief Executive Officer, as further described in the Proxy Statement.	FOR ☐	AGAINST ☐	ABSTAIN ☐

Do you have a “Personal Interest” (as defined in the Proxy Statement) with respect to the subject matter of this proposal? (Please note: if you do not mark either “Yes” or “No” your shares will not be voted on Proposal 3)
		YES ☐	NO ☐

4.
TO APPROVE the grant to Dr. Kinneret Savitsky, the Company’s Chief Executive Officer, of options to purchase 900,000 Ordinary Shares (equivalent to 90,000 ADSs), as further described in the Proxy Statement.
		FOR ☐	AGAINST ☐	ABSTAIN ☐
Name:

Number of shares:

Signature:

Date:

NOTE: Please mark date and sign exactly as the name(s) appear on this proxy. If the signer is a corporation, please sign the full corporate name by a duly authorized officer. Executors, administrators, trustees, etc. should state their full title or capacity. Joint owners should each sign.

Do you have a “Personal Interest” (as defined in the Proxy Statement) with respect to the subject matter of this proposal? (Please note: if you do not mark either “Yes” or “No” your shares will not be voted on Proposal 4
		YES ☐	NO ☐

5.	TO APPROVE the grant to Dr. B.J. Bormann, a member of the Board of Directors, of options to purchase 150,000 Ordinary Shares (equivalent to 15,000 ADSs), as further described in the Proxy Statement.	FOR ☐	AGAINST ☐	ABSTAIN ☐

Do you have a “Personal Interest” (as defined in the Proxy Statement) with respect to the subject matter of this proposal? (Please note: if you do not mark either “Yes” or “No” your shares will not be voted on Proposal 5 if Proposal 1 is not approved by the required majority)
		YES ☐	NO ☐